UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 Coherent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192479103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 31, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 31, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 31, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,604,089*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,604,089*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    2,604,089*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  8.3%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of January 31, 2008, by Davenport Partners, L.P., a Delaware limited partnership, the 2,280,771 Shares owned by JE Partners, a Bermuda partnership, and the 79,200 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          The Partnerships purchased the Shares because OPP, as their investment adviser, believed the Shares to be undervalued. OPP believes that the Company has available to it a number of strategic initiatives that will enhance its value, and has engaged in discussions with the Board and management of the Company to review these initiatives.

          On January 31, 2008 the Filing Parties entered into an agreement (the "Agreement") with the Company pursuant to which, among other things, the Company agreed to nominate Clifford Press for election to the Company's Board of Directors at the Company's annual meeting currently scheduled for March 19, 2008, and to elect him to the Board of Directors within two days in the event that the annual meeting is not held on or before that date. In the event that the Filing Parties cease to hold beneficially at least 50% of the common stock of the Company that the Filing Parties currently hold as a group, Mr. Press has agreed to offer to resign as a director. In addition, pursuant to the Agreement, the Filing Parties agreed to certain standstill provisions that restrict them from, among other things, (i) commencing any tender offer or exchange offer for any of the Company's securities, (ii) submitting or encouraging any other person or group to submit nominations for director for election to the Company's Board of Directors, (iii) submitting any stockholder proposals, (iv) calling an annual or special meeting of stockholders, or (v) soliciting proxies from stockholders of the Company. The Agreement, however, does not restrict the Filing Parties from (a) nominating one or more persons for election as director at any annual meeting after the Company's 2008 annual meeting or (b) soliciting proxies or consents with respect to Company voting stock (including taking actions in support or furtherance of any such solicitation including to cause cumulative voting to be in effect) (i) in favor of or in opposition to the election of any persons so nominated for election to the Board of Directors at any annual meeting after the Company's 2008 annual meeting or (ii) in regard to any other matter that may be brought before the Company's stockholders by the Company or any other stockholder at any annual meeting after the Company's 2008 annual meeting.

          Depending  upon OPP's view of the  Company's  business  and  financial
prospects  and  general  market   conditions,   the  Partnerships  may  purchase
additional Shares or dispose of Shares at any time or from time to time.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------

          Item 6 is hereby amended by deleting Item 6 in its entirety and by substituting the following in lieu thereof:

          As described in Item 4 above, on January 31, 2008 the Filing Parties entered into the Agreement. In addition to the terms of the Agreement described in Item 4 above, the Agreement provides that, during the effective period of certain restrictions set forth therein, the Filing Parties will cause any Shares held by the Partnerships to be voted in accordance with the recommendation of the Company's Board of Directors if Mr. Press has approved and joined in any such recommendation.

          The descriptions of the Agreement set forth in this Schedule 13D, as amended, are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference to this Schedule 13D Amendment No. 3 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Filing Parties or the Partnerships and any person or entity.


Item 7.   Exhibits.
          --------


          Exhibit 1 - Letter Agreement, dated January 31, 2008, between Coherent, Inc. and Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company on February 5, 2008.

          Exhibit A - Joint filing agreement, dated as of February 7, 2008, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 7, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D Amendment No. 3 relating to the shares of common stock of Coherent, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            February 7, 2008



                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press